GZI HUB INC
(Inclusive of Predecessor GZI, LLC)
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts payable	$ 764	$ -
Total current liabilities	764	-
Commitments and contingencies	-	
Members capital	-	2,946
Common stock,100,000 shares issued and outstanding	10	-
Paid-in-capital	2,364	-
Accumulated deficit	(3,138)	(2,946)
Total shareholders' deficit	(764)	-
Total liabilities and shareholders' deficit	$ -	$ -